FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Lynparza approved in Japan for the treatment of advanced ovarian, prostate and pancreatic cancers

29 December 2020 07:00 GMT

Lynparza approved in Japan for the treatment of advanced ovarian, prostate and pancreatic cancers

Approvals based on the PAOLA-1, PROfound and POLO Phase III trials

AstraZeneca and MSD's Lynparza (olaparib) has been approved in Japan for the treatment of advanced ovarian, prostate and pancreatic cancers.

The three approvals authorise Lynparza for: maintenance treatment after 1st-line chemotherapy containing bevacizumab (genetical recombination) for patients with homologous recombination repair deficient (HRD) ovarian cancer; the treatment of patients with BRCA gene-mutated (BRCAm) castrate-resistant prostate cancer with distant metastasis (mCRPC); and as maintenance treatment after platinum-based chemotherapy for patients with BRCAm curatively unresectable pancreas cancer.

The concurrent approvals by the Japanese Ministry of Health, Labour, and Welfare are based on positive results from the PAOLA-1, PROfound and POLO Phase III trials, which each were published in The New England Journal of Medicine.

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: "These three approvals allow patients in Japan to be treated with Lynparza, a targeted treatment personalised to their specific biomarkers. They further underline the critical importance of biomarker testing at diagnosis, which helps physicians determine a course of treatment tailored to individual patients to substantially delay disease progression."

Roy Baynes, Senior Vice President and Head of Global Clinical Development, Chief Medical Officer, MSD Research Laboratories, said: "For patients in Japan diagnosed with each of these types of cancer there are very few treatment options. Approvals for treatments such as Lynparza, the first PARP inhibitor to be approved in these specific types of metastatic castration-resistant prostate cancer and metastatic pancreatic cancer in Japan, enable us to advance this evolving era of personalised medicine and change how these cancers are treated."

Lynparza in ovarian cancer
The approval as 1st-line maintenance treatment with bevacizumab for patients with HRD-positive advanced ovarian cancer is based on a biomarker subgroup analysis of the PAOLA-1 Phase III trial which showed Lynparza, in combination with bevacizumab maintenance treatment, demonstrated a substantial progression-free survival (PFS) improvement versus bevacizumab alone, for patients with HRD-positive advanced ovarian cancer.

In 2020, nearly 11,000 women in Japan were diagnosed with ovarian cancer, with more than 5,000 women dying of the disease.1 One in two women with advanced ovarian cancer has an HRD-positive tumour.2,3

Lynparza in prostate cancer
The approval for the treatment of BRCAm mCRPC is based on a subgroup analysis of the PROfound Phase III trial which showed Lynparza demonstrated a substantial improvement in radiographic progression-free survival (rPFS) and overall survival (OS) versus enzalutamide or abiraterone in men with BRCA1/2 mutations. Lynparza is the first and only PARP inhibitor approved in Japan in advanced prostate cancer.

Prostate cancer is the third most common type of cancer in Japan and in 2020, accounted for over 100,000 new cases.1 With limited treatment options, the average survival for men with mCRPC is only 9-13 months.8 Approximately 12% of men with mCRPC have a BRCA mutation,5 a subgroup of patients with a particularly poor prognosis.

Lynparza in pancreatic cancer
The approval for BRCAm metastatic pancreatic cancer is based on the results of the POLO Phase III trial which showed Lynparza demonstrated a statistically significant and clinically meaningful improvement in PFS versus placebo in patients with germline BRCAm metastatic pancreatic cancer. Lynparza is the first and only PARP inhibitor approved in this disease.

Pancreatic cancer has one of the lowest survival rates of the most common cancers and in Japan was responsible for almost 40,000 deaths in 2020 - the fourth most common cause of cancer death.1,5 Japan has the third-highest rate of pancreatic cancer in the world with 44,000 new cases diagnosed in 2020.1,6 Approximately 5-7% of patients with metastatic pancreatic cancer have a germline BRCA mutation.7

AstraZeneca and MSD are exploring additional trials in advanced prostate cancer including the ongoing PROpel Phase III trial testing Lynparza as a 1st-line treatment for patients with mCRPC in combination with abiraterone versus abiraterone alone. Data are anticipated in the second half of 2021. AstraZeneca is exploring additional trials in advanced ovarian cancer, including the DUO-O Phase III trial testing Imfinzi (durvalumab) in combination with chemotherapy and bevacizumab, followed by maintenance treatment with Imfinzi, bevacizumab, and Lynparza in newly diagnosed advanced ovarian cancer patients.

PAOLA-1
PAOLA-1 is a double-blinded Phase III trial testing the efficacy and safety of Lynparza added to standard-of-care bevacizumab versus bevacizumab alone, as a 1st-line maintenance treatment for newly diagnosed advanced FIGO Stage III-IV high-grade serous or endometroid ovarian, fallopian tube, or peritoneal cancer patients who had a complete or partial response to 1st-line treatment with platinum-based chemotherapy and bevacizumab. AstraZeneca and MSD announced in August 2019 that the trial met its primary endpoint of PFS in the overall trial population.

The PAOLA-1 Phase III trial showed that Lynparza, in combination with bevacizumab maintenance treatment, reduced the risk of disease progression or death by 67% (based on a hazard ratio [HR] of 0.33, 95% confidence interval [CI] 0.25-0.45). The addition of Lynparza improved PFS to a median of 37.2 months versus 17.7 with bevacizumab alone in patients with HRD-positive advanced ovarian cancer.

PROfound
PROfound is a prospective, multicentre, randomised, open-label, Phase III trial testing the efficacy and safety of Lynparza versus enzalutamide or abiraterone in patients with mCRPC who have progressed on prior treatment that included new hormonal agents (abiraterone or enzalutamide) and have a qualifying tumour mutation in BRCA1/2, ATM or one of 12 other genes involved in the homologous recombination repair (HRR) pathway.

The trial was designed to analyse patients with HRR gene mutations in two cohorts: the primary endpoint was rPFS in those with mutations in BRCA1/2 or ATM genes and then, if Lynparza showed clinical benefit, a formal analysis was performed of the overall trial population of patients with HRR gene mutations (BRCA1/2, ATM, CDK12 and 11 other HRR gene mutations). AstraZeneca and MSD announced in August 2019 that the trial met its primary endpoint of rPFS.

The subgroup analysis from the PROfound Phase III trial showed Lynparza reduced the risk of disease progression or death by 78% (based on a HR of 0.22, 95% CI, 0.15-0.32; nominal p<0.0001) and improved rPFS to a median of 9.8 months versus 3.0 with enzalutamide or abiraterone in men with mCRPC with BRCA1/2 mutations. Lynparza reduced the risk of death by 37% (based on a HR of 0.63, 95% CI 0.42-0.95) with median OS of 20.1 months versus 14.4 with enzalutamide or abiraterone.

POLO
POLO is a randomised, double-blinded, placebo-controlled, multi-centre Phase III trial of Lynparza tablets (300mg twice daily) as maintenance monotherapy versus placebo. The trial randomised 154 patients with germline BRCAm metastatic pancreatic cancer whose disease had not progressed on 1st-line platinum-based chemotherapy. Patients were randomised (3:2) to receive Lynparza or placebo until disease progression. The primary endpoint was PFS and key secondary endpoints included OS, time to second disease progression, overall response rate and health-related quality of life.

Data from the Phase III POLO trial showed Lynparza nearly doubled the time patients with germline BRCAm metastatic pancreatic cancer lived without disease progression or death to a median of 7.4 months versus 3.8 on placebo and reduced the risk of disease progression or death by 47% (based on a HR of 0.53, 95% CI 0.35-0.82; p=0.004).

BRCA
BRCA1 and BRCA2 are human genes that produce proteins responsible for repairing damaged DNA and play an important role in maintaining the genetic stability of cells. When either of these genes are mutated, or altered, such that its protein product either is not made or does not function correctly, DNA damage may not be repaired properly, and cells become unstable. As a result, cells are more likely to develop additional genetic alterations that can lead to cancer and confer sensitivity to PARP inhibitors including Lynparza.8-11

HRD
HRD, which defines a subgroup of ovarian cancer, encompasses a wide range of genetic abnormalities, including BRCA mutations and beyond. As with BRCA gene mutations, HRD interferes with normal cell DNA repair mechanisms and confers sensitivity to PARP inhibitors including Lynparza.12

Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in HRR, such as mutations in BRCA1 and/or BRCA2. Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death. Lynparza is being tested in a range of PARP-dependent tumour types with defects and dependencies in the DDR pathway.

Lynparza is currently approved in a number of countries, including those in the EU, for the maintenance treatment of platinum-sensitive relapsed ovarian cancer. It is approved in the US, the EU, Japan, China, and several other countries as 1st-line maintenance treatment of BRCA-mutated advanced ovarian cancer following response to platinum-based chemotherapy. It is also approved in the US and EU as a 1st-line maintenance treatment with bevacizumab for patients with HRD-positive advanced ovarian cancer (BRCAm and/or genomic instability). Lynparza is approved in the US, Japan, and a number of other countries for germline BRCA-mutated, HER2-negative, metastatic breast cancer, previously treated with chemotherapy; in the EU, this includes locally advanced breast cancer. It is also approved in the US, the EU and several other countries for the treatment of germline BRCAm metastatic pancreatic cancer. Lynparza is approved in the US for HRR gene-mutated metastatic castration-resistant prostate cancer (BRCAm and other HRR gene mutations) and in the EU for BRCAm metastatic castration-resistant prostate cancer. Regulatory reviews are underway in several countries for ovarian, breast, pancreatic and prostate cancers.

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, has been used to treat over 40,000 patients worldwide. Lynparza has the broadest and most advanced clinical trial development programme of any PARP inhibitor, and AstraZeneca and MSD are working together to understand how it may affect multiple PARP-dependent tumours as a monotherapy and in combination across multiple cancer types. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

The AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the US and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and Koselugo (selumetinib), a mitogen-activated protein kinase (MEK) inhibitor, for multiple cancer types. Working together, the companies will develop Lynparza and Koselugo in combination with other potential new medicines and as monotherapies. Independently, the companies will develop Lynparza and Koselugo in combination with their respective PD-L1 and PD-1 medicines.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With seven new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers.

By harnessing the power of six scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response, Antibody Drug Conjugates, Epigenetics, and Cell Therapies - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.
The World Health Organization. IARC. Globocan. (2020). Japan Factsheet. Available at: https://gco.iarc.fr/today/data/factsheets/populations/392-japan-fact-sheets.pdf [Accessed December 2020].
2.
Moschetta et al. (2016). BRCA somatic mutations and epigenetic BRCA modifications in serous ovarian cancer. Annals of Oncology, 27(8), pp.1449-1455.
3.
Bonadio et al. (2018). Homologous recombination deficiency in ovarian cancer: a review of its epidemiology and management. Clinics, 73(Suppl 1): e450s.
4.
Abida et al. (2020). Rucaparib in Men With Metastatic Castration-Resistant Prostate Cancer Harboring a BRCA1 or BRCA2 Gene Alteration. Journal of Clinical Oncology, 38.
5.
Rawla et al. (2019). Epidemiology of Pancreatic Cancer: Global Trends, Etiology and Risk Factors. World Journal of Oncology, 10(1), pp.10-27.
6.
The World Health Organization. IARC. Globocan. (2020). Estimated age-standardized incidence rates (World) in 2020, pancreas, both sexes, all ages. Available here [Accessed December 2020].
7.
Golan et al. (2020). Geographic and Ethnic Heterogeneity of Germline BRCA1 or BRCA2 Mutation Prevalence Among Patients With Metastatic Pancreatic Cancer Screened for Entry Into the POLO Trial. Journal of Clinical Oncology 2020; 38(13): 1442-1454.
8.
Kirby, M. (2011). Characterising the castration-resistant prostate cancer population: a systematic review. International Journal of Clinical Practice, 65(11), pp.1180-1192.
9.
Roy R, et al. (2012). BRCA1 and BRCA2: different roles in a common pathway of genome protection. Nat Rev Cancer. 2011;12(1):68-78. Published 2011 Dec 23. doi:10.1038/nrc3181.
10.
Wu J, et al. (2010) The role of BRCA1 in DNA damage response. Protein Cell. 2010;1(2):117-123.
11.
Gorodetska I, et al. (2019). BRCA Genes: The Role in Genome Stability, Cancer Stemness and Therapy Resistance. J Cancer. 2019;10(9):2109-2127.
12.
Moore, K. (2018). Maintenance Olaparib in Patients with Newly Diagnosed Advanced Ovarian Cancer. New England Journal of Medicine, 379(26), pp.2495-2505.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 December 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary